Exhibit 99.1

COPERNIC AND MAMMA AGREE ON AN EXTENSION TO CONCLUDE DEFINITIVE AGREEMENT

CLOSING NOW SCHEDULED FOR BEFORE OR NO LATER THAN DECEMBER 31st, 2005

Montreal, Canada, December 5th, 2005 – Mamma.com Inc. (the “Company”), (NASDAQ: MAMA), announces that today, December 5th, 2005, the Company has agreed with Copernic and its principal shareholders on an extension to conclude the definitive agreement for the acquisition of Copernic. The parties did not have enough time to conclude the definitive agreement and complete the work required to meet the December 6th previously scheduled date for closing.

The parties have agreed to work towards the conclusion of the definitive agreement and close the transaction no later than December 31st, 2005.

Martin Bouchard, Copernic’s Executive Chairman and Guy Fauré, Mamma’s Chief Executive Officer said: “We believe that with this new extension we have enough time to accomplish the tasks and work out the details that we have been intensely focused on concluding. At this point not only are we increasingly excited about the transaction but we also believe now more than ever that the synergies from joining our two companies will create a significantly stronger contender in the Internet search and on-line advertising market place”.

Although Mamma.com and Copernic are discussing the terms and conditions of a definitive purchase agreement in good faith, there is no guarantee that the parties will successfully negotiate and enter into a definitive acquisition agreement, or, that if entered into, the parties will be able to satisfy the conditions prerequisite to closing.

About Mamma.com Inc.

Mamma Media Solutions™ is focused on providing first-rate quality information retrieval on the Internet through its metasearch engine and is a leading provider of integrated marketing solutions to online advertisers. Mamma.com The Mother of All Search Engines® (www.mamma.com) is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet. Mamma Media Solutions™ is equally focused on being one of the leading providers of online marketing solutions to advertisers as its integrated offer includes keyword search listings, and numerous sizes of graphic ad units. Mamma Media Solutions™ maintains a large publisher network on which it distributes search and graphic ad units for its advertisers. The Company also holds minority interests in analog integrated circuit products, and in the new media and telecommunications sectors. For more information, visit www.mammamediasolutions.com.

About Copernic Technologies Inc.

Copernic develops cutting-edge search and information management solutions that enable home and business PC users to maximize their information assets and become more efficient and proactive in their daily lives. The company is dedicated to providing its customers with cost-effective Web and desktop search technology that enables better decision-making and increased productivity. All Copernic products feature simple fast downloading, automatic installation, and the most ease-of-use in the industry. With unique and powerful product features, Copernic is the name that consumers and professionals trust to deliver the highest quality search products. For more information, visit www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action law suits negatively affect the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Guy Fauré
President and CEO
Mamma.com Inc.
Telephone Toll Free: (888) 844-2372 #146
Telephone Local: (514) 908-4346
Email: guy@mamma.com
Web site: www.mammainc.com